EXHIBIT 21.1

SUBSIDIARIES OF TROIKA MEDIA GROUP, INC.

Name	Jurisdiction
Troika Services, Inc.	New York
Troika-Mission Holdings, Inc.	New York
Mission Culture, LLC	Delaware
Mission Media USA, Inc.	New York
Troika Analytics, Inc.	New York
Troika Design Group, Inc.	California
Troika Productions, LLC	California
Troika IO, Inc, f/k/a Redeeem Acquisition Corp.	California